Prospectus Supplement	SEC File No. 333-106713
(To Prospectus Dated July 31, 2003	Filed Pursuant to Rule 424(b)(3)
and Prospectus Supplement Dated
September 11, 2003
and Prospectus Supplement Dated
October 15, 2003)

Action Products International, Inc.

3,272,092 Shares of Common Stock Underlying Common Stock Purchase Warrants

This Prospectus Supplement supplements the Prospectus dated July 31, 2003, as supplemented on September 11, 2003 and October 15, 2003, relating to the prior registration of our public offering of common shares issuable upon exercise of common stock purchase warrants.

Additional Warrant Solicitation Agent

We have appointed Corpfin.com, Inc. to act on a nonexclusive basis as a solicitation agent in connection with the exercise of the warrants pursuant to a Warrant Solicitation Agreement dated April 14, 2004 between us and Corpfin.com.

Pursuant to the Warrant Solicitation Agreement, we have agreed to pay Corpfin.com a cash fee of 10% of the total proceeds received from exercises of the Public Warrants, if

•	the market price of our common shares on the date the warrants are exercised is greater than $2.00, the exercise price of the warrants;

•	you designate in writing that the exercise of the warrants was solicited by Corpfin.com and the name of the broker-dealer to receive compensation for such exercise;

•	the warrants are not held in an account over which Corpfin.com has discretionary authority;

•	disclosure of compensation arrangements was made both at the time of the offering and at the time of exercise of the warrants; and

•	the solicitation of exercise of the warrant was not in violation of Regulation M promulgated under the Securities Exchange Act of 1934.

GunnAllen Financial and J.P. Turner & Co. will also continue to serve, on a nonexclusive basis, as solicitation agents in connection with the exercise of the warrants as described in the Prospectus Supplements dated September 11, 2003 and October 15, 2003, respectively.

The date of this Prospectus Supplement is May 5, 2004.